Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports Third Quarter 2022 Results

●	Third quarter revenues of $66.8 million, net of non-cash warrants impact of $5.6 million
●	Third quarter GAAP operating loss of $21.4 million; non-GAAP operating loss of $13.0 million, net of $5.6 million attributed to the non-cash impact of warrants

●	Consumables and Services revenues up on solid demand from key accounts, as well as robust contribution from Atlas MAX upgrades

●	Macro-related and other pressures continue; Long-term opportunities remain firmly intact

●	Continue to take appropriate steps to return to sustainable, profitable growth

Rosh-Ha’Ayin, Israel – November 9, 2022 – Kornit Digital Ltd. (“Kornit” or “the Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today results for the third quarter ended September 30, 2022.

“Consumables and Services revenues grew nicely from the second quarter, and year-over-year, due to solid demand from our key strategic accounts as they gear up for their peak season, as well as the execution of a major fleet upgrade to Atlas MAX with a large strategic customer,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “And while we continue to see good receptivity and interest for our Atlas MAX family of products, macro-related headwinds and other pressures continue to impact customers’ systems purchasing decisions and their projected pace of growth.”

Mr. Samuel concluded, “We are a resilient company, with the right strategy, product and service offerings, a pristine balance sheet, and a global team that is energized, dedicated, and focused to move the Company forward. We have and will continue to take the necessary steps to return to sustainable, profitable growth.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the third quarters of 2022 and 2021, respectively:

Third Quarter Warrants Impact

	Three Months Ended
	September 30,
	2022		2021
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$66.8M	$5.6M	$86.7M	$7.9M
Non-GAAP Gross Margin	35.5%	5.0%	47.8%	4.3%
Non-GAAP Operating Margin	(19.4)%	9.3%	9.9%	7.5%
Non-GAAP Net Margin	(16.0)%	9.0%	13.3%	7.2%
Non-GAAP Diluted Earnings (Loss) Per Share	$(0.21)	$0.11	$0.24	$0.16

“Our infrastructure was built to be profitable at a materially higher revenue run rate,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “As macro-related and other pressures continue to impact our business in the near-term, we are building upon the decisive expense reductions and other initiatives performed earlier this year to adjust the business to the near-term market environment.”

Third Quarter 2022 Results of Operations

●	Total revenue for the third quarter of 2022 was $66.8 million, net of $5.6 million attributed to the non-cash impact of warrants, compared to $86.7 million, net of $7.9 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net loss for the third quarter of 2022 was $19.0 million, or ($0.38) per basic share, compared to net income of $3.9 million, or $0.08 per diluted share, for the third quarter of 2021.

●	Non-GAAP net loss for the third quarter of 2022 was $10.7 million, or ($0.21) per basic share, net of $0.11 per basic share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $11.5 million, or $0.24 per diluted share, net of $0.16 per diluted share attributed to the non-cash impact of warrants, for the third quarter of 2021.

Fourth Quarter 2022 Guidance

For the fourth quarter of 2022, the Company expects revenue to be in the range of $66 million to $70 million; non-GAAP operating margins to be in the range of -6% to -10% of revenue. Consistent with past practice, this guidance excludes the impact of the fair value of issued warrants in the quarter.

Third Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-300-8521 or 1-412-317-6026. The toll-free Israeli number is 1-80-9213284. The conference confirmation code is 10171559.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 10171559. The telephonic replay will be available approximately five hours after the completion of the live call until 11:59 pm ET on Wednesday, November 23, 2022. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than one hundred countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of current adverse macro-economic conditions, such as supply-chain delays, inflationary pressures, and rising interest rates, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; whether court approval is received to effect the Company’s proposed share repurchase program; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The non-GAAP financial measures presented by the Company in this press release and in the accompanying conference call to discuss the Company’s quarterly results consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, amortization of acquired intangible assets, acquisition related expenses, foreign exchange differences associated with ASC 842 and the related tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Please see the reconciliation table included below in order to compare our non-GAAP financial measures with the most directly comparable financial measures presented in accordance with GAAP.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$66,693	$611,551
Short-term bank deposit	$360,122	9,168
Marketable securities	$20,608	28,116
Trade receivables, net	$63,687	49,797
Inventory	$92,223	63,017
Other accounts receivable and prepaid expenses	$18,197	13,694
Total current assets	621,530	775,343

LONG-TERM ASSETS:
Marketable securities	$242,348	$149,269
Deposits and other long-term assets	3,875	856
Severance pay fund	271	357
Deferred taxes	16,081	9,339
Property, plant and equipment, net	52,364	45,046
Operating lease right-of-use assets	28,057	25,155
Intangible assets, net	10,494	10,063
Goodwill	29,163	25,447
Total long-term assets	382,653	265,532

Total assets	$1,004,183	$1,040,875

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$24,038	$46,448
Employees and payroll accruals	16,567	22,482
Deferred revenues and advances from customers	5,594	5,401
Operating lease liabilities	4,958	5,058
Other payables and accrued expenses	33,669	17,287
Total current liabilities	84,826	96,676

LONG-TERM LIABILITIES:
Accrued severance pay	$1,177	$1,543
Operating lease liabilities	21,755	21,900
Other long-term liabilities	886	1,203
Total long-term liabilities	23,818	24,646

SHAREHOLDERS' EQUITY	895,539	919,553

Total liabilities and shareholders' equity	$1,004,183	$1,040,875

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues
Products	$52,627	$76,560	$172,707	$206,682
Services	14,164	10,109	35,513	27,776
Total revenues	66,791	86,669	208,220	234,458

Cost of revenues
Products	31,789	36,028	96,909	98,457
Services	13,569	10,109	36,160	26,477
Total cost of revenues	45,358	46,137	133,069	124,934

Gross profit	21,433	40,532	75,151	109,524

Operating expenses:
Research and development, net	14,684	11,493	42,775	30,736
Sales and marketing	17,502	15,837	54,917	40,716
General and administrative	10,616	9,283	30,632	24,972
Total operating expenses	42,802	36,613	128,324	96,424

Operating income (loss)	(21,369)	3,919	(53,173)	13,100

Financial income, net	2,207	219	8,330	2,635
Income (loss) before taxes on income (tax benefits)	(19,162)	4,138	(44,843)	15,735

Taxes on income (tax benefits)	(130)	266	(1,138)	1,162
Net income (loss)	(19,032)	3,872	(43,705)	14,573

Basic net income (loss) per share	$(0.38)	$0.08	$(0.88)	$0.32

Weighted average number of shares used in computing basic net income (loss) per share	49,834,417	46,361,164	49,750,458	46,200,884

Diluted net income (loss) per share	$(0.38)	$0.08	$(0.88)	$0.30

Weighted average number of shares used in computing diluted net income (loss) per share	49,834,417	48,116,716	49,750,458	47,846,077

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$66,791	$86,669	$208,220	$234,458

GAAP cost of revenues	$45,358	$46,137	$133,069	$124,934
Cost of product recorded for share-based compensation (1)	(587)	(381)	(1,642)	(1,000)
Cost of service recorded for share-based compensation (1)	(422)	(251)	(1,268)	(750)
Intangible assets amortization on cost of product (3)	(744)	(111)	(1,799)	(161)
Intangible assets amortization on cost of service (3)	(160)	(160)	(480)	(480)
Restructuring expenses (4)	(396)	-	(396)	-
Non-GAAP cost of revenues	$43,049	$45,234	$127,484	$122,543

GAAP gross profit	$21,433	$40,532	$75,151	$109,524
Gross profit adjustments	2,309	903	5,585	2,391
Non-GAAP gross profit	$23,742	$41,435	$80,736	$111,915

GAAP operating expenses	$42,802	$36,613	$128,324	$96,424
Share-based compensation (1)	(5,646)	(3,438)	(14,524)	(9,219)
Acquisition related expenses (2)	-	(194)	(512)	(194)
Intangible assets amortization (3)	(160)	(98)	(363)	(336)
Restructuring expenses (4)	(281)	-	(281)
Non-GAAP operating expenses	$36,715	$32,883	$112,644	$86,675

GAAP Financial income, net	$2,207	$219	$8,330	$2,635
Foreign exchange losses associated with ASC 842	(279)	113	(3,408)	(302)
Non-GAAP Financial income, net	$1,928	$332	$4,922	$2,333

GAAP Taxes on income (tax benefit)	$(130)	$266	$(1,138)	$1,162
Tax effect on to the above non-GAAP adjustments	(45)	(2,119)	95	(1,954)
Deferred tax benefit based on an Israeli statutory tax rate	(202)	(774)	125	(1,360)
Non-GAAP Taxes on income (tax benefit)	$(377)	$(2,627)	$(918)	$(2,152)

GAAP net income (loss)	$(19,032)	$3,872	$(43,705)	$14,573
Share-based compensation (1)	6,655	4,070	17,434	10,969
Acquisition related expenses (2)	-	194	512	194
Intangible assets amortization (3)	1,064	369	2,642	977
Restructuring expenses (4)	677	-	677	-
Foreign exchange losses associated with ASC 842	(279)	113	(3,408)	(302)
Tax effect of the above non-GAAP adjustments	45	2,119	(95)	1,954
Deferred tax benefit at the Israeli statutory tax rate	202	774	(125)	1,360
Non-GAAP net income (Loss)	$(10,668)	$11,511	$(26,068)	$29,725

GAAP diluted earnings (loss) per share	$(0.38)	$0.08	$(0.88)	$0.30

Non-GAAP diluted earnings (loss) per share	$(0.21)	$0.24	$(0.52)	$0.62

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (loss) per share	49,834,417	48,116,716	49,750,458	47,846,077

Shares used in computing Non-GAAP diluted net earnings (loss) per share	49,834,417	48,361,472	49,750,458	48,082,118

(1) Share-based compensation
Cost of product revenues	$587	$381	$1,642	$1,000
Cost of service revenues	422	251	1,268	750
Research and development	1,515	739	3,972	1,810
Sales and marketing	2,368	1,318	5,668	3,651
General and administrative	1,763	1,381	4,884	3,758
	$6,655	$4,070	$17,434	$10,969
(2) Acquisition related expenses
General and administrative	$-	$194	$512	$194
	$-	$194	$512	$194
(3) Intangible assets amortization
Cost of product revenues	$744	$111	$1,799	$161
Cost of service revenues	160	160	480	480
Sales and marketing	160	98	363	336
	$1,064	$369	$2,642	$977

(4) Restructuring expenses
Cost of product revenues	$384	$-	$384	$-
Cost of service revenues	12	-	12	-
Research and development	64	-	64	-
Selling and marketing	188	-	188	-
General and administrative	29	-	29	-
	$677	$-	$677	$-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(19,032)	$3,872	$(43,705)	$14,573
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,264	1,910	9,166	4,945
Fair value of warrants deducted from revenues	5,640	7,857	18,161	17,568
Share-based compensation	6,655	4,070	17,434	10,969
Amortization of premium and accretion of discount on marketable securities, net	435	(322)	1,447	(1,620)
Realized gain on sale and redemption of marketable securities	-	(32)	10	(32)
Change in operating assets and liabilities:
Trade receivables, net	(3,214)	12,798	(12,218)	1,713
Other accounts receivables and prepaid expenses	(4,343)	(340)	(6,134)	(1,853)
Inventory	(2,715)	(3,239)	(26,567)	(3,765)
Operating leases right-of-use assets and liabilities, net	(290)	122	(3,147)	(397)
Deferred taxes	(577)	(2,111)	(2,993)	(1,866)
Deposits and other long term assets	(1,071)	55	(2,392)	(76)
Trade payables	(5,960)	17	(17,880)	(2,400)
Operating lease liabilities
Employees and payroll accruals	1,382	6,774	(5,452)	8,878
Deferred revenues and advances from customers	2,581	(3,949)	(1,533)	(15,350)
Other payables and accrued expenses	12,623	4,803	16,063	10,479
Accrued severance pay, net	12	59	(280)	108
Other long - term liabilities	(1,046)	456	(317)	1,256
Loss from sale and disposal of property, plant and Equipment	526	-	567	-
Net cash provided by (used in) operating activities	(5,130)	32,800	(59,770)	43,130

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,819)	(3,867)	(12,266)	(9,422)
Investment in equity securities	(273)	-	(627)	-
Acquisition of intangible assets	(102)	-	(235)	-
Proceeds from sale of property, plant and equipment	16	-	71	-
Cash paid in connection with acquisition, net of cash acquired	-	(14,991)	(14,654)	(14,991)
Investment in bank deposits	(100,059)	(6,167)	(350,954)	(16,299)
Proceeds from sales and redemption of marketable securities	-	1,000	1,945	1,000
Proceeds from maturity of marketable securities	3,976	7,254	21,398	9,304
Investment in marketable securities	(25,468)	(13,800)	(129,365)	(44,310)
Net cash provided by (used in) investing activities	(124,729)	(30,571)	(484,687)	(74,718)

Cash flows from financing activities:

Exercise of employee stock options	120	2,387	460	4,141
Payments related to shares withheld for taxes	(179)	(516)	(861)	(1,662)
Net cash provided by (used in) financing activities	(59)	1,871	(401)	2,479

Increase (decrease) in cash and cash equivalents	(129,918)	4,100	(544,858)	(29,109)
Cash and cash equivalents at the beginning of the period	196,611	92,568	611,551	125,777
Cash and cash equivalents at the end of the period	$66,693	$96,668	$66,693	$96,668

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,033	1,907	1,033	1,907
Inventory transferred to be used as property and equipment	255	51	1,544	931
Property, plant and equipment transferred to be used as inventory	183	-	192	-
Lease liabilities arising from obtaining right-of-use assets	790	1,033	7,177	1,517